Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: American Midstream Partners, LP

Subject Company: JP Energy Partners LP

Commission File No.: 001- 36647

Investor Presentation UBS MLP Conference January 10 & 11, 2017

This presentation includes forward-looking statements. These statements relate to, among other things, projections of operational volumetrics and improvements, growth projects, cash flows and capital expenditures. We have used the words "anticipate,” "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "should," "will," "potential," and similar terms and phrases to identify forward-looking statements in this presentation. Although we believe the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. Our operations and future growth involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward-looking statements ultimately prove to be correct. Actual results and trends in the future may differ materially from those suggested or implied by the forward-looking statements depending on a variety of factors, which are described in greater detail in our filings with the SEC. Construction of projects described in this presentation is subject to risks beyond our control including cost overruns and delays resulting from numerous factors.  In addition, we face risks associated with the integration of acquired businesses, decreased liquidity, increased interest and other expenses, assumption of potential liabilities, diversion of management’s attention, and other risks associated with acquisitions and growth. Please see our Risk Factor disclosures included in our Annual Report on Form 10-K for the year ended December 31, 2015 filed on March 7, 2016 and on Form 10-Q for the quarter ended September 30, 2016 filed on November 08, 2016. All future written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. This presentation speaks only as of the date on the cover page. We undertake no obligation to update any information contained herein or to publicly release the results of any revisions to any forward-looking statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this presentation. is presentation includes forward-looking statements. These statements relate to, among other things, projections of operational "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "should," Legal Disclaimer Cautionary Statement

American Midstream Overview

American Midstream Partners, LP ($ millions except unit)	
Market capitalization[1]	$ 569
Distribution coverage[2]	1.9x
Equity yield[1]	9.0%
8.5% 2021 senior unsecured note yield[1]	8.1%
TTM compliance Adjusted EBITDA[5]	$ 154
Total indebtedness[2]	$ 673
Pro forma leverage[3]	4.0x
Total outstanding units (millions)[4]	52.8

2016 Guidance ($ millions)	
Adjusted EBITDA	$125 - $135
Distributable Cash Flow	85 - 95
Growth Capital Expenditures	60 - 70

2016 Total Return



200%
150%
100%
50%
0%
-50%
1/1/2016
4/1/2016
7/1/2016
10/1/2016
12/31/2016
Alerian Index
S&P Index
American Midstream

Key Business Highlights

- Third quarter 2016 Adjusted EBITDA of $35.8 million and Distributable Cash Flow of $24.4 million, an increase of 126% and 121%, from third quarter 2015
- Top-tier, third quarter distribution coverage of 1.9 times
- On October 24, 2016, American Midstream ("AMID") announced merger with JP Energy Partners creating a $2 billion enterprise value partnership
- On November 1, 2016, AMID announced the acquisition of an incremental 6.2% interest in Delta House, a floating production system, bringing total owned interest to 20.1%
- AMID issued $300 million of 8.5% senior notes, upon closing of the merger, net proceeds will be used to fully repay and terminate the JPEP credit facility and to partially repay outstanding indebtedness under AMID's credit facility
- AMID asset footprint covers 10,000 square miles of Gulf of Mexico production, and transports a total of 1.6 Bcf/d of natural gas, over 100,000 barrels per day of oil crude, and 45,000 barrels per day of NGLs
- Terminals segment contracted capacity averaged over 2.2 million barrels

[1] - as of 01/04/2017
[2] - at quarter end 9/30/2016
[3] - at quarter end 9/30/2016 inclusive of Series D preferred issuance and acquisition of incremental 6.2% Delta House interest
[4] - Inclusive of series A, C and D preferred units
[5] - For the quarter ended 9/30/2016. See slide 36 for reconciliation of non-GAAP Adjusted EBITDA to GAAP net income.

3

AMID has Stable, Fee-based Cash Flow 92% of gross margin expected to be derived from fee-based and fixed-margin contracts, minimizing direct commodity exposure Cash flow supported by significant acreage / life-of-lease dedications and firm transportation and storage contracts Diverse and creditworthy customer base includes supermajors, independent producers, LDCs, utilities, industrial end-users, refiners, chemical manufacturers and marketers Fee-based cash flow information from Wells Fargo January 2017 MLP Monthly

American Midstream / JP Energy Transaction Overview

Transaction at a Glance AMID to issue units to JPEP unitholders at 0.5775x exchange ratio Transaction Overview AMID units issued to JPEP public unitholders at 0.5775x:1 exchange ratio General partner of JPEP merged into AMID general partner, AMID IDRs unchanged AMID Series A Preferred Units restructured to pay distributions equal to common units Annual synergies of at least $10 million from elimination of duplicative public company costs and certain operational benefits Sponsor Support ArcLight affiliates to provide merger support up to $25 million to target ~5% DCF per unit accretion to unitholders in 2017 and 2018 ArcLight affiliates will also reimburse JPEP’s transaction and transition costs AMID exchange ratio for ArcLight’s JPEP units of 0.5225x:1, adding further value to JPEP public unitholders by enabling them to receive a higher exchange ratio ArcLight Management & Affiliates Other Investors American Midstream Partners GP (“AMID GP”) American Midstream Partners LP (NYSE: AMID) JP Energy Partners LP (NYSE: JPEP) Sponsor commitment up to $25 million to support DCF accretion JPEP transaction and transition cost support New AMID units issued at 0.5775x:1 exchange ratio for JPEP public unitholders Contribution of assets / interests

Increase Scale & Diversification

Larger scale grows our opportunity in the market

American Midstream

Enhancing Our Competitive Position Through Scale

- Significantly expands company size and service offerings
  - ~$185 million expected pro-forma 2016 Adjusted EBITDA
  - ~$2.1 billion pro-forma enterprise value
- Meaningfully expands our reach and value to current and potential customers
- Stronger marketplace liquidity; better access to long-term capital; pro-forma float of ~$644 million
- Increases number and type of potential acquisitions, improves competitiveness in the market

Diversification Across Segments

% of FY17 Pro Forma Adjusted EBITDA



Onshore G&P, 0.23
Offshore, 0.42
Transmission, 0.06
Terminals, 0.17
NGL Distribution, 0.12
Sales

Strong & Expanding Customer Base

Producers

XTO Energy, ConocoPhillips, LLOG exploration, EP Energy, Cox energy, bp, Approach Resources Inc., Anadarko Petroleum Corporation, Chesapeake Energy, Chevron

End Markets

Valero, Phillips 66, ExxonMobil, Shell, Monsanto, Eastman, Lion

Note: Expected pro-forma Adjusted EBITDA represents combined 2016 announced midpoint of guidance and run-rate synergies of at least $10 million. Pro-forma enterprise value as of 14/2017. Pro-forma float based on pro-forma public common unit count of 35.3 million and unit price of $18.25 per unit as of 1/4/2017

7

Transmission Terminals Capitalize on access to Northeast supply to increase market demand and expand footprint Capture Southeast and Louisiana market share traditionally served by Gulf Coast pipelines Pursue additional storage infrastructure in proximity to crude/refined product /chemical flows and near demand centers Expand geographically and rationalize logistics costs Leverage JPEP logistics/trucking expertise within AMID’s East Texas operations to expand footprint Develop Commercial and Acquisition Opportunities Combine pipeline and truck transportation capabilities to increase upstream connections, processing capabilities, and downstream market options Offshore Actively build an integrated system with multiple market options particularly in the deep-water Leverage Complementary Assets A clear strategy for midstream opportunities across the value chain NGL Distribution Enhance critical mass with robust pipeline of commercial and M&A opportunities adjacent to existing footprint Link wellhead gathering, gas processing, and NGL production with direct access to downstream consumers (seasonal butane supply for gasoline blending, year-round propane supply) Leverage trucking capacity to optimize costs and secure additional NGL and condensate barrels for processing Integrate commercial, logistics and operations in Eagle Ford and Permian Onshore G&P Participate in Entire Value Chain Extend Customer Reach Segment Level Strategy

AMID and JPEP Partnership Overview 2016E Cash Flow by Division 1 ($ in millions) Offshore Deep-water and shallow-water Gulf of Mexico and Gulf Coast natural gas, crude oil, NGL and saltwater pipelines Fee-based, semi-submersible floating production system in prolific Mississippi Canyon Onshore G&P 11 natural gas and crude oil gathering systems, 7 processing plants, 4 fractionation facilities and a fleet of crude oil gathering trucks Primarily located in the Permian, Cotton Valley / Haynesville, Eagle Ford and Bakken Transmission 3 interstate and 7 intrastate natural gas transmission systems with 2.5 Bcf/d of capacity Located in Alabama, Louisiana, Mississippi and Tennessee Terminals 6.7 MMBbls of above-ground liquids storage capacity across 3 marine terminals, 2 refined products terminals and one crude oil storage facility NGL Distribution & Sales Distribution network of 43 customer service locations and 28 regulated central distribution systems 3rd largest cylinder exchange business in the U.S. Diversification and integration along midstream value chain maximizes molecular control 1 Based on 2016E Adjusted EBITDA before G&A

1 Pro forma enterprise value as of 1/4/2017 AMID and JPEP to merge, creating a diversified midstream partnership AMID and JPEP have executed a merger agreement, whereby AMID will merge with JPEP in a unit-for-unit exchange Transformational combination creates a diversified partnership with an ~$2.1 billion enterprise value1 Transaction improves financial position, consolidates GP ownership and accelerates growth trajectory Increased scale enhances access to capital and improves ability to pursue organic growth opportunities and accretive acquisitions Pro forma net leverage of 3.8x Large platform enhances ability to drive efficiencies; complementary business activities provide attractive synergy opportunities Establish path to mid-single digit distribution growth over the long-term Expect transaction to close in Q1 2017 Merger has been unanimously approved by special committee of AMID plus full Board of AMID and JPEP Targeting Q1 2017 closing, pending required approvals and JPEP unitholder vote A Merger of Growth and Diversification

Strategically Located Assets Strong asset footprint in leading basins: Permian, Eagle Ford, Bakken, East Texas and Gulf Coast

Track Record of Tactical Growth at Attractive Multiples

American Midstream

2013

High Point System
- Concurrent with ArcLight's purchase of 90% of AMID GP and 100% of AMID subordinated units
- Drop-down of High Point System along with $15MM cash in exchange for $90MM of Series A Preferred Units issued to ArcLight

Blackwater Terminal
- Drop-down of 4 marine terminal sites for $64MM
- Financed with public equity offering, equity issued to ArcLight and AMID credit facility

2014

MPOG
- Acquisition of 66.7% interest in offshore crude oil gathering system for $12MM
- Financed with AMID credit facility

Lavaca System
- Acquisition of Lavaca System for $104MM
- Financed with public equity offering and Series B Units issued to ArcLight

Costar
- $470MM acquisition of Costar, including assets in East Texas, Permian and Bakken
- Financed with equity issued to seller, PIPE offering and AMID credit facility

2015

Delta House
- Drop-down of 12.9% interest in Delta House for $162MM
- Financed with public equity offering and AMID credit facility

2016

Delta House
- Drop-down of incremental 1% interest in Delta House for $10MM

GoM Assets
- Acquisition of 49.7% interest in Destin pipeline, 66.7% in Okeanos pipeline, 60% interest in American Panther for

Tri-States and Wilprise
- Acquisition of 16.7% interest in Tri-States pipeline and 25.3% interest in Wilprise pipeline

$214MM aggregate purchase price financed with $120MM Series C Preferred Units issued to ArcLight and AMID credit facility

Delta House (4Q16)
- Acquisition of incremental 6.2% interest in Delta House for $49MM
- Financed with Series D Preferred Units issued to ArcLight and AMID credit facility

Drop-downs

3rd party acquisitions

Over $1.1 billion of growth transactions completed at ~8x multiple

12

Strategic Asset Portfolio

AMID’s Integrated Gulf of Mexico Platform Integrated midstream platform focused on the Deepwater Gulf of Mexico (Mississippi Canyon, Viosca Knoll and Main Pass) Ability to interconnect with various AMID systems located in the shallow water and Gulf coast regions AMID’s pipeline assets cover 10,000 square miles of offshore production, with a focus on the Mississippi Canyon region: Most prolific development area, accounting for 31% of GoM reserves and 31% of GoM production 1 Most active development area, with 8 out of 22 GoM drilling rigs currently operating in the region 2 AMID’s integrated offshore assets provide deepwater producers with downstream optionality, with ability to access natural gas processing markets at Destin/Pascagoula (via Destin Pipeline) as well as Venice and Toca (both via High Point) 1 Based on reserves as of 12/31/2014 and 2015 production statistics (as reported by the Bureau of Ocean Energy Management). 2 As of 12/1/2016 (as reported by Baker Hughes)

Gulf of Mexico Development Activity Approximately 40% of active Gulf of Mexico rigs are near AMID’s assets in the Mississippi Canyon Companies are citing break-even economics of <$50/Bbl for standalone projects and <$40/Bbl for tie-backs 10 major standalone projects where FID could be taken in the next 12 to 18 months with >4BBoe and 20 potential tie-backs with >2BBoe In 2016, GOM production has risen by 11% y/y to 1.6 MMBbl/d; GOM production rose by 10% in 2015

Delta House Overview Fee-based, semi-submersible floating production system and associated oil and gas export pipelines located in the highly prolific Mississippi Canyon region (MC254) of the deepwater Gulf of Mexico Operated by LLOG, one of the leading producers in the Gulf of Mexico AMID owns a 20.1% interest Nameplate capacity: 80 MBbl/d oil and 200 MMcf/d gas Peak capacity: 100 MBbl/d oil and 240 MMcf/d gas Commenced operations in April 2015 11th LLOG-operated tie-back completed mid-October 2016, bringing Delta House to peak capacity Additional tie-backs currently being evaluated, which would keep Delta House operating at peak capacity for the foreseeable future Supported by long-term, volumetric-tiered, fee-based tariffs with ship-or-pay components and life-of-lease dedications with investment grade, well positioned counterparties Directly connected to the Destin Pipeline, providing AMID additional fee-based revenue streams Operating at peak capacity and underpinned by some of the leading Gulf of Mexico producers Note: Q2 2016 volumes affected by scheduled pipeline maintenance during June (11 days) Historical Volume Throughput (Gross)

Integrated Deepwater Gulf of Mexico Platform Source: Company disclosure, Bureau of Ocean Energy Management Delta House FPS Destin Pipeline Okeanos Pipeline High Point Third-Party Pipelines Active Drilling Rigs DH J 11 12 13 A B C D E 2 3 4 5 6 7 9 H F 8 10 DH K I G Delta House FPS Destin Pipeline Okeanos Pipeline High Point Third-Party Pipelines DH Historical Natural Gas Volume Throughput

Onshore G&P Overview Business Overview Assets located in some of the most prolific producing basins including the Permian, Cotton Valley / Haynesville, Eagle Ford and Bakken Over 1,565 miles of high- and low-pressure natural gas and crude oil gathering systems 7 processing plants with ~325 MMcf/d of capacity 4 fractionation facilities with 17 MBbl/d of capacity Fleet of 62 crude oil gathering trucks Significant acreage dedications in the Permian, Eagle Ford and Bakken Connectivity to production fields, processing and fractionation facilities and end-users via pipelines, truck and rail Diversified customer base across the value chain Top Onshore G&P Customers G&P NGL Supply Liquid Sales

Expanding Permian Position

Silver Dollar Pipeline

- ~157-mile, crude oil gathering system with ~130 MBbl/d of throughput capacity and ~140 MBbls of storage capacity
- Serves production from the Spraberry and Wolfcamp formations in the Midland Basin
- Anchor producers control ~360,000 net acres and are accelerating drilling and completion activity in 2H 2016 with additional growth potential from nearby producers
- 3 interconnects to 3rd party, long-haul pipelines (Plains Spraberry, Occidental Centurion Cline Shale and Magellan Longhorn pipelines)

Yellow Rose

- ~47-mile rich-gas gathering system and 40 MMcf/d cryogenic processing plant located in Martin County, TX

Mesquite

- Contractual agreement with EnLink Midstream Partners for fractionalization and stabilization services at EnLink's Mesquite facility:
  - Rail terminal, 5 MBbl/d condensate stabilization facility and 5 MBbl/d off-spec NGL fractionator

Ability to leverage JPEP's trucking capabilities to drive increased utilization

Silver Dollar Pipeline


REAGAN COUNTY
CROCKETT COUNTY

Yellow Rose / Mesquite


MARTIN COUNTY

Note: Rig locations as reported by Baker Hughes (as of 12/1/2016)

19

East Texas – Capturing the Full Value Chain


Gas Processors
Truck and rail
Producers
Truck and rail
XTO
Off and On-spec NGLs
Condensate
Eastman
Y-Grade
E / P
Longview
Stabilized Condensates
Rich & Lean Gas from Local Producers
C4 / C5
Residue Gas
B / G Mix
Local Markets
Gulf South HPL
Mount Belvieu Beaumont
Chapel Hill
Residue Gas
C3
Local Markets
Inflow to AMID
Outflow from AMID

Longview & Chapel Hill

- Process for over 30 rich and lean gas producers
- Over 50 truck NGL supply sources
- Rail terminal commissioned 1Q 2016
  - 8 supply sources to date
- Key delivery source to Eastman's local ethylene production
  - Eastman will support more C2 production
- 1 – 2 rigs planned in area (Cotton Valley / Haynesville Shale)

Growth

- Secure gas processing and control of liquids from new drilling
- Consolidate Chapel Hill into Longview to increase NGL recoveries
- Enhance overall C2 recoveries
- Increase on-spec processing and rail volumes
- Increase selling prices for C2 to local outlets and for BG Mix into winter gasoline blending market

20

Business Overview Transmission assets supply natural gas to industrial end-users, local distribution companies, municipalities, power plants and other interstate pipelines throughout Alabama, Louisiana, Mississippi and Tennessee FERC-regulated interstate and unregulated intrastate pipelines with 2.5 Bcf/d of capacity 100% fixed-fee revenue with investment-grade counterparties 1.1 Bcf/d contracted under long-term firm transportation agreements with weighted-average remaining life of 3 years Transmission Overview Quarterly Average Transmission Throughput LOUISIANA MISSISSIPPI ALABAMA TENNESSEE Bamagas Trigas AlaTenn MLGT Midla Magnolia High Point Chalmette Note: Quarterly average transmission throughput excludes Magnolia system

Terminals Asset Overview Business Overview Strategically located storage terminals in key demand markets, primarily serving local refiners and chemical manufacturers 6.7 MMBbls of above-ground liquids storage capacity across 6 terminal sites Ability to store a wide variety of products including refined products, agricultural products, specialty chemicals and crude oil Terminals accessible by pipeline, ships, barges, railcars and trucks 100% of cash flow is fee-based, primarily under take-or-pay firm storage contracts Additional fee-based cash flow generated via receipt and disbursement throughput and ancillary services such as blending, steam heating, truck weighing, etc. Westwego Harvey Brunswick AMID legacy terminals JPEP legacy terminals North Little Rock Caddo Mills Cushing

Harvey Organic Growth Project Expansion Project Management is evaluating the development of 1.35 MMBbls of additional tank storage (8) 100 MBbl tanks (11) 50 MBbl tanks Additional rail capacity and second deep water ship berth that will have a draft of greater than 50 feet Site plan approval received from Jefferson Parish in mid-October 2016 $50 to $60 million capital cost over the next 3 years could bring total site capacity to ~2.5 MMBbls Harvey Terminal Harvey Terminal Summary Currently 1.1 MMBbls of storage capacity, with a utilization rate of greater than 98% Steady demand for storage capacity in the Port of New Orleans Well-positioned on the Mississippi River to serve a diverse customer base, including local refiners, chemical manufacturers and product distributors Flexibility to store a wide variety of products including distillates, fuel oil, petroleum feedstocks, commodity, agricultural and specialty chemicals Full modal access for ships, barges, railcars and tank trucks to serve both the domestic and import/export markets

Financial Strength

1 Pro forma 9/30/16 EBITDA is AMID LTM 9/30/16 compliance EBITDA plus $11 million adjustment for Delta House acquisition on 10/31/16; JPEP LTM 9/30/16 Adjusted EBITDA; and $10 million in estimated run-rate synergies based on current Management assumptions, which may be materially different than actual results. Compliance EBITDA and Adjusted EBITDA are non-GAAP measures. See slides 37 and 37 for a reconciliation to Net Income 2 Net leverage and liquidity as of 9/30/16; long-term target leverage and liquidity are pro forma for the merger Conservative Financial Profile Adjusted EBITDA 1 Net Leverage 2 Liquidity 2 ($ in millions) ($ in millions) Target long-term leverage of 3.5x and liquidity of $250+ million 1 Potential non-core asset sales further enhance liquidity 2 Target ~1.2-1.3x distribution coverage with ~5% distribution growth in 2017 and 2018 3 Continue to finance growth opportunities with a conservative mix of debt and equity 4

Financial Strategy Designed for Growth Distribution Coverage 2017E and 2018E target distribution coverage of ~1.2-1.3x ArcLight to provide up to $25 million of merger support to target ~5% DCF per unit accretion in 2017 and 2018 Capital Markets Over $1.1 billion of drop-downs and acquisitions since 2013 at approximately an eight times multiple Increased scale provides access to multiple capital markets options Merger increases trading liquidity and public float that accommodates greater institutional float Leverage Pro forma for JP Energy merger, additional 6.2% interest in Delta House and Series D preferred issuance, net leverage would be approximately 3.8x Long-term target leverage of 3.5x Liquidity Pro forma for bond issuance and JP Energy merger, liquidity would be approximately $181 million and long-term target of $250+ million provides flexibility to opportunistically pursue organic growth projects or bolt-on acquisitions with a conservative mix of debt and equity Optionality to divest non-core assets to enhance liquidity and re-deploy into core areas Strong Support from Strategic Sponsor ArcLight Will own 100% of the GP/IDRs and 49% of the LP units pro forma for the merger Restructured Series A preferred units to reduce minimum annual distribution to LP unit MQD Proven willingness to finance strategic transaction with equity investments, including convertible preferred units with paid-in-kind distribution features

Demonstrated Support from Strategic Sponsor

American Midstream

ARCLIGHT

- ArcLight Capital Partners, LLC is a leading energy-focused investment firm formed in 2001
  - 29-person investment team that targets midstream, power and production opportunities with significant current income and meaningful downside protection and substantial growth potential
  - Since inception, ArcLight has invested approximately $17 billion in 101 transactions generating strong realized returns across diverse market cycles
    - The firm has invested over $6.5 billion in 21 deals in the midstream infrastructure sector, including pipelines, storage terminals and gathering / processing systems

Select Portfolio Companies

ENABLE MIDSTREAM PARTNERS · LIMETREE BAY TERMINALS, LLC · LONESTAR MIDSTREAM HOLDINGS, LLC · MAGNOLIA Infrastructure Partners, LLC · NSMP · Gulf · TransMontaigne · TOGA

AMID Support

- Pro forma for the merger, ArcLight will own 94% of AMID GP and 50% of AMID LP units
  - Highly supportive of merger with agreement to exchange JPEP LP units at 3.6% premium (vs. 14.5% public premium), provide merger support up to $25 million and reimburse JPEP's transaction and transition costs
  - Restructured Series A Preferred Units to reduce minimum distribution to LP unit MQD ($0.4125 per unit)
- Forgone IDR distributions until AMID returns to LP unit distribution growth
- $0.5 – $1.0 billion M&A pipeline actively supported by ArcLight; inventory of potential drop-down assets, including additional interests in Delta House
  - Previous drop-downs and 3rd party acquisitions funded with equity issued to ArcLight, including convertible preferred units with the ability to PIK distributions
- $75 million AMID LP unit repurchase program ($12 million repurchased to date)

Note: Logos represent selected current portfolio companies. Not all ArcLight portfolio investments have the characteristics of these listed above. For more information on current and former ArcLight investments, please visit www.arclightcapital.com

27

Appendix: Partnership Overview

Offshore Assets Delta House Lake Washington South Facility Gate 6 Facility

Onshore G&P Assets Longview Longview Rail Chatom

Terminals Asset Overview Harvey Approximately 1.1 MMBbls of storage capacity Full-service storage site in the Port of New Orleans, rail, truck, barge, and deep-water service, potential to expand to more than 2 MMBbls Deep-water ship-dock construction complete with capacity to handle vessels with up to 750 feet Westwego Approximately 1.1 MMBbls of storage capacity Services refiners, chemical manufactures and commodity brokers with incremental storage coming online at low multiples Accommodate up to 700-foot vessels Brunswick Approximately 200 MBbls of storage capacity Accommodate up to 700-foot vessels AMID Quarterly Terminal Utilization JPEP Quarterly Terminal & Storage Throughput 1 1 Includes Caddo Mills and North Little Rock. Does not include Cushing

Transmission Assets & Organic Growth Projects Interconnects Leverage existing interconnects with Texas Eastern, Tennessee Gas, Columbia Gas, and Transco to supply cheaper North East natural gas supply to other large long-haul pipelines serving Southeast markets AlaTenn interconnects will increase overall firm transportation agreements by 35% Repurpose Assets Midla-Natchez Lateral – FERC approved retirement and replacement of 12”, 50-mile Midla pipeline underpinned by multiple long-term firm transportation agreements High Point – filed FERC application to repurpose an underutilized gas pipeline and convert to NGL service Note: Chart excludes the Chalmette System, a 39-mile intrastate pipeline with 125 MMcf/d of capacity

Gulf of Mexico Joint Ventures and Investments

Interest Overview

Delta House
- Floating production system located in the Mississippi Canyon region in deepwater Gulf of Mexico; operated by LLOG exploration
- 10 wells online with life-of-lease dedication for production handling and a fixed fee-based structure on oil and gas export pipelines
- Nameplate capacity of 80,000 Bbl/d oil and 200 MMcf/d of gas and peak processing capacity of 100,000 Bbl/d oil and 240 MMcf/d of gas

Destin
- FERC-regulated gas pipeline
- 120-mile offshore portion moves gas from producing platforms, including Delta House to MP260 and continuing to Pascagoula processing plant
- 135-mile onshore portion transports gas to multiple pipelines and storage facilities in Mississippi

Okeanos
- Gas gathering system that connects multiple producer platforms to MP260

Tri-States and Wilprise
- FERC-regulated NGL pipelines
- Tri-States receives gas from three plants and terminates at Kenner Junction, feeding one fractionation facility and two NGL pipelines
- Tri-States connects to Wilprise pipeline at Kenner Junction and terminates in Sorrento, Louisiana

Other
- Joint venture with Panther of natural gas, oil, and saltwater pipelines; acquired from Chevron
- AMID to operate ~110 miles of natural gas and saltwater pipelines, including Henry Gas Gathering System

Main Pass Oil Gathering
- Joint venture with Panther
- Crude gathering system located offshore southeast Louisiana

System	Interest Held	Pipeline (miles)	Product	Design Capacity
Delta House	13.9%	-	-	-
Destin	49.7%	255	Natural Gas	1.2 Bcf/d
Okeanos	66.7%	100	Natural Gas	1.0 Bcf/d
Wilprise	25.3%	30	Liquids	60,000 Bbls/d
Tri-States	16.7%	161	Liquids	80,000 Bbls/d
Other	60.0%	200	Natural Gas / Saltwater	n/a
Main Pass Oil Gathering	66.7%	98	Oil	160,000 Bbls/d

Appendix: Non-GAAP Financial Measures

This presentation includes forecasted and historical non-GAAP financial measures, including “Gross Margin,” “Adjusted EBITDA” and “Distributable Cash Flow.” Each has important limitations as an analytical tool because it excludes some, but not all, items that affect the most directly comparable GAAP financial measures. Management compensates for the limitations of these non-GAAP financial measures as analytical tools by reviewing the nearest comparable GAAP financial measures, understanding the differences between the measures and incorporating these data points into management’s decision-making process. You should not consider any of gross margin, Adjusted EBITDA or DCF in isolation or as a substitute for or more meaningful than our results as reported under GAAP. Gross margin, Adjusted EBITDA and DCF may be defined differently by other companies in our industry. Our definitions of these non-GAAP financial measures may not be comparable to similarly titled measures of other companies, thereby diminishing their utility. We define Adjusted EBITDA as net income (loss) attributable to the Partnership, plus interest expense, income tax expense, depreciation, amortization and accretion expense, certain non-cash charges such as non-cash equity compensation expense, unrealized losses on commodity derivative contracts, debt issuance costs, return of capital from unconsolidated affiliates, transaction expenses and selected charges that are unusual or nonrecurring, less interest income, income tax benefit, unrealized gains on commodity derivative contracts, and selected gains that are unusual or nonrecurring. The GAAP measure most directly comparable to our performance measure Adjusted EBITDA is Net income (loss) attributable to the Partnership. DCF is a significant performance metric used by us and by external users of the Partnership's financial statements, such as investors, commercial banks and research analysts, to compare basic cash flows generated by us to the cash distributions we expect to pay the Partnership's unitholders. Using this metric, management and external users of the Partnership's financial statements can compute the coverage ratio of estimated cash flows to planned cash distributions. DCF is also an important financial measure for the Partnership's unitholders since it serves as an indicator of the Partnership's success in providing a cash return on investment. Specifically, this financial measure may indicate to investors whether we are generating cash flow at a level that can sustain or support an increase in the Partnership's quarterly distribution rates. DCF is also a quantitative standard used throughout the investment community with respect to publicly traded partnerships and limited liability companies because the value of a unit of such an entity is generally determined by the unit's yield (which in turn is based on the amount of cash distributions the entity pays to a unitholder). DCF will not reflect changes in working capital balances. We define DCF as Adjusted EBITDA plus interest income, less cash paid for interest expense, normalized maintenance capital expenditures, and dividends related to the Series A and Series C convertible preferred units. The GAAP financial measure most comparable to DCF is Net income (loss) attributable to the Partnership. The GAAP measure most directly comparable to forecasted Adjusted EBITDA and DCF is forecasted net income (loss) attributable to the Partnership. Net income (loss) attributable to the Partnership is forecasted to be approximately $20 million to $25 million in 2016. Segment gross margin and gross margin are metrics that we use to evaluate our performance. We define segment gross margin in our Gathering and Processing segment as revenue generated from gathering and processing operations and realized gains or (losses) on commodity derivatives, less the cost of natural gas, crude oil, NGLs and condensate purchased and revenue from construction, operating and maintenance agreements ("COMA"). Revenue includes revenue generated from fixed fees associated with the gathering and treatment of natural gas and crude oil and from the sale of natural gas, crude oil, NGLs and condensate resulting from gathering and processing activities under fixed-margin and percent-of-proceeds arrangements. The cost of natural gas, NGLs and condensate includes volumes of natural gas, NGLs and condensate remitted back to producers pursuant to percent-of-proceeds arrangements and the cost of natural gas purchased for our own account, including pursuant to fixed-margin arrangements. We define segment gross margin in our Transmission segment as revenue generated from firm and interruptible transportation agreements and fixed-margin arrangements, plus other related fees, less the cost of natural gas purchased in connection with fixed-margin arrangements. Substantially all of our gross margin in this segment is fee-based or fixed-margin, with little to no direct commodity price risk. We define segment gross margin in our Terminals segment as revenue generated from fee-based compensation on guaranteed firm storage contracts and throughput fees charged to our customers less direct operating expense which includes direct labor, general materials and supplies and direct overhead. We define gross margin as the sum of our segment gross margin for our Gathering and Processing, Transmission and Terminals segments. The GAAP measure most directly comparable to gross margin is net income (loss) attributable to the Partnership.

Appendix: Non-GAAP Financial Measures AMID Compliance EBITDA Reconciliation 1 For reporting purposes under our revolving credit facility, we are required to report Adjusted EBITDA as calculated under our revolving credit facility on a last twelve month basis. We refer to this metric as Compliance EBITDA. Compliance EBITDA is defined as Adjusted EBITDA (as defined above) plus annualized cash flow attributable to material projects completed during such twelve-month period and pre-acquisition EBITDA for the last twelve months of acquisitions completed during such period, including $11 million Delta House adjustment for October 2016 acquisition

Appendix: Non-GAAP Financial Measures JPEP Adjusted EBITDA Reconciliation

Additional Information and Where to Find it A portion of this communication relates to a proposed business combination between American Midstream and JP Energy. In connection with the proposed transaction, American Midstream has filed a proxy statement/prospectus and other documents with the Securities and Exchange Commission (“SEC”). WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN AND MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to unitholders of JP Energy. Investors and security holders will be able to obtain these materials (if and when they are available) free of charge at the SEC’s website, www.sec.gov. In addition, copies of any documents filed with the SEC may be obtained free of charge from American Midstream's investor relations website at http://www.americanmidstream.com/investor-relations. Investors and security holders may also read and copy any reports, statements and other information filed by American Midstream with the SEC at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room. No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Participation in the Solicitation of Votes American Midstream and its directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed merger with JP Energy. Information regarding American Midstream’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 7, 2016. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.